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United States SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 15	OMB APPROVAL
OMB Number: 3235-0167
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number	000-33073

BioAuthorize Holdings, Inc.

(Exact name of registrant as specified in its charter)

15849 North 71st Street, Suite 100

 Scottsdale, AZ 85254-2179

928-300-5965

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:___133___

Pursuant to the requirements of the Securities Exchange Act of 1934 BioAuthorize Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 21, 2012	By:	/s/ Jeffrey Perry

Jeffrey Perry, Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.